EXHIBIT 23.2






The Board of Directors
Kash n' Karry Food Stores, Inc.:

We consent to the use of our report incorporated by reference herein, and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated September 16, 1994, except with respect to Note 1, which is as of November 9, 1994, contains an explanatory paragraph that states that "the Company has suffered recurring losses from operations and has a net capital deficiency. As discussed in Note 1 to the financial statements, Kash n' Karry Food Stores, Inc. filed a pre-packaged petition under Chapter 11 of the United States Bankruptcy Code on November 9, 1994 and these matters raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."


/s/ KPMG Peat Marwick LLP
--------------------------
Tampa, Florida
September 30, 1996